Exhibit 28 (a) (8) under Form N-1A

Exhibit 3(ii) under Item 601/Reg. S-K

AMENDMENT #11
TO THE BY-LAWS
OF
MONEY MARKET OBLIGATIONS TRUST

Effective June 1, 2013

Insert the following into Article VIII, Agreements, Checks, Drafts, Endorsements, etc. and renumber the remaining sections accordingly:

Section 2. Delegation of Authority Relating to Dividends. The Trustees or the Executive Committee may delegate to any Officer or Agent of the Trust the ability to authorize the payment of dividends and the ability to fix the amount and other terms of a dividend regardless of whether or not such dividend has previously been authorized by the Trustees.

The title of Article VIII is deleted and replaced as follows: “Agreements, Certain Delegation, Checks, Drafts, Endorsements, etc.”